UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43438

TICKETPLUS LTD.

(Translation of registrant’s name into English)

Alonso de Córdova 5320, Piso 16

Las Condes, Región Metropolitana

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 6, 2026, Ticketplus Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, Bancroft Capital, LLC, and Public Ventures, LLC d/b/a MDB Capital, as representatives of the underwriters named on Schedule I thereto (the “Representatives”), relating to the Company’s initial public offering (the “Offering”) of 1,875,000 Ordinary Shares (the “Shares”) of a par value of $0.0001 each of the Company (the “Ordinary Shares”), at an Offering price of $8.00 per share (the “Offering Price”), for aggregate gross proceeds of $15,000,000. Pursuant to the Underwriting Agreement, in exchange for the Representatives’ firm commitment to purchase the Shares, the Company agreed to sell the Shares to the Representatives at a purchase price of $7.44 (93% of the public offering price per share). The Company also granted the Representatives a 45-day over-allotment option to purchase up to an additional 281,250 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Shares commenced trading on NYSE American under the symbol “TP.” The closing of the Offering took place on August 10, 2026. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $13,800,000.

The Shares were offered and sold pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-296318), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2026, and declared effective by the Commission on August 6, 2026, and the final prospectus filed with the Commission on August 7, 2026, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the Offering for continued development and maintenance of the Company’s platform and related products and services, international expansion and strategic acquisitions, sales and marketing, and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and certain shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days after the date of the final prospectus without the prior written consent of the Representatives.

The Underwriting Agreement is filed as Exhibit 1.1 to this Current Report on Form 6-K, and the description of the material terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Other Events.

On August 6, 2026, the Company issued a press release announcing the pricing of the Offering. On August 10, 2026, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

The Company has adopted its Amended and Restated Memorandum and Articles of Association which became effective upon the effectiveness of the Registration Statement on August 6, 2026, and is attached hereto as Exhibit 3.1.

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of August 6, 2026, by and between Ticketplus Ltd. and Roth Capital Partners, LLC, Bancroft Capital, LLC, and Public Ventures, LLC d/b/a MDB Capital (as representatives of the underwriters named therein)
3.1	Amended and Restated Memorandum and Articles of Association of Ticketplus Ltd. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8 filed on August 10, 2026)
99.1	Press Release dated August 6, 2026
99.2	Press Release dated August 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026	TICKETPLUS LTD.

	By:	/s/ Chien-Fu Chen Chen
Chien-Fu Chen Chen
Chief Executive Officer

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